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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of
       Duty to File Reports Under Sections 13 and 15(d) of the Securities
                             Exchange Act of 1934.

                        Commission File Number 000-26184
                                               ---------

                           FIRST MUTUAL BANCORP, INC.
             (Exact name of registrant as specified in its charter)
                              135 East Main Street
                             Decatur, Illinois 62523
                                 (615) 528-1768
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          COMMON STOCK, $.10 PAR VALUE
            (Title of each class of securities covered by this Form)

                                      NONE
         (Title of all other classes of securities covered by this Form)

                                      NONE

   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)       [x]        Rule 12h-3(b)(1)(ii)    [ ]
           Rule 12g-4(a)(1)(ii)      [ ]
           Rule 12g-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(i)     [ ]
           Rule 12g-4(a)(2)(ii)      [ ]        Rule 12h-3(b)(2)(ii)    [ ]
           Rule 12h-3(b)(1)(i)       [x]        Rule 15d-6              [ ]

Approximate number of holders of record as of the certification or notice date:
NONE FOLLOWING THE EFFECTIVE TIME OF THE REGISTRANT'S ACQUISITION BY UNION PLANTERS CORPORATION PURSUANT TO THE MERGER OF REGISTRANT WITH AND INTO UNION PLANTERS HOLDING CORPORATION, A WHOLLY OWNED SUBSIDIARY OF UNION PLANTERS CORPORATION.

         Pursuant to the requirements of the Securities Exchange Act of 1934, UNION PLANTERS HOLDING CORPORATION, successor in interest by merger with the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 10, 1999         BY:   /s/ E. James House, Jr._______
                                    ---------------------------------------
                                     E. James House, Jr.
                                     Secretary of Union Planters Holding
                                     Corporation


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.